================================================================================

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            -------------------------

                                    FORM 11-K


                 [ x ] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2001
                                       OR
                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                 TXU THRIFT PLAN



                           Commission File No. 1-12833


                         ------------------------------


                                    TXU CORP.



              Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                TABLE OF CONTENTS



                                                                            PAGE
FINANCIAL STATEMENTS

        The following statements are furnished for the Plan:

             Statements of Net Assets Available for Benefits,
             December 31, 2001 and 2000........................................3

             Statements of Changes in Net Assets Available for
             Benefits, Years Ended December 31, 2001 and 2000..................4

             Notes to Financial Statements.....................................5

             Supplemental Schedules:

                  Form 5500, Schedule H, Part IV, Line 4i
                      Schedule of Assets (Held at End of Year),
                          December 31, 2001...................................12

                   Form 5500, Schedule H, Part IV, Line 4j
                       Schedule of Reportable Transactions
                           For the Year Ended December 31, 2001...............15

INDEPENDENT AUDITORS' REPORT .................................................16

SIGNATURE.....................................................................17

EXHIBITS

      The following exhibit is filed herewith:

                Exhibit 23 - Independent Auditors' Consent....................18

                                 TXU THRIFT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                        DECEMBER 31,
                                                                            -----------------------------------
                                                                                 2001                  2000
                                                                                 ----                  ----

ASSETS
     Investments - at fair value.......................................     $1,067,353,326       $  957,707,874
     Cash..............................................................            471,317            1,026,517
     Contributions receivable from Employer-corporations...............          3,895,944            3,588,779
     Dividends receivable..............................................         12,233,327           11,596,592
       Interest receivable.............................................              1,263                2,280
     Investment in participant loans receivable........................         32,282,799           26,509,915
                                                                            --------------       --------------
         Total assets..................................................      1,116,237,976        1,000,431,957
                                                                            --------------       --------------

LIABILITIES
     Note payable......................................................        244,413,000          247,182,000
     Accrued interest payable..........................................          5,533,926            5,596,554
                                                                            --------------       --------------
         Total liabilities.............................................        249,946,926          252,778,554
                                                                            --------------       --------------

NET ASSETS AVAILABLE FOR BENEFITS......................................     $  866,291,050       $  747,653,403
                                                                            ==============       ==============





See Notes to Financial Statements.

                                 TXU THRIFT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                    YEARS ENDED DECEMBER 31,
                                                                                 ------------------------------
                                                                                    2001               2000
                                                                                    ----               ----

ADDITIONS
     Income:
       Dividends.........................................................        $ 36,302,218      $ 54,082,365
       Interest..........................................................           6,807,156         6,061,834
                                                                                 ------------      ------------
            Total income.................................................          43,109,374        60,144,199

     Contributions:
       Participating employees' savings..................................          48,398,765        41,741,455
       Employer-corporations.............................................          19,900,301        19,903,046
                                                                                 ------------      ------------
            Total contributions..........................................          68,299,066        61,644,501

     Net appreciation (depreciation) in fair value of investments........          (6,160,642)       79,186,754
     Transfer from TXU ENSAVE Plan.......................................          69,841,791                --
                                                                                 ------------      ------------

            Total additions..............................................         175,089,589       200,975,454
                                                                                 ------------      ------------


DEDUCTIONS
     Distributions to withdrawing participants...........................          31,953,257        42,362,839
     Interest expense and other fees.....................................          24,498,686        24,805,778
                                                                                 ------------      ------------

            Total deductions.............................................          56,451,943        67,168,617
                                                                                 ------------      ------------

                Net increase.............................................         118,637,646       133,806,837
                                                                                 ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS
     Beginning of year...................................................         747,653,404       613,846,566
                                                                                 ------------      ------------
     End of year.........................................................        $866,291,050      $747,653,403
                                                                                 ============      ============





See Notes to Financial Statements.

                                 TXU THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF THE PLAN

       The following description is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

       General - The TXU Thrift Plan (Plan) is a defined contribution plan established in 1968 by TXU Corp. and its subsidiaries (Employer-corporations). The TXU Thrift Plan Committee manages the operation and administration of the Plan. Mellon Bank, N.A. serves as trustee (Trustee) and is custodian of the assets of the Plan. Mellon HR Solutions (formerly called Dreyfus Retirement Services), a subsidiary of the Trustee, serves as record-keeper for the Plan. In 1990, the Plan was amended to establish a leveraged employee stock ownership provision (see Note 3). The Plan was later amended to, among other things, establish a pretax deferral feature in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). Effective December 31, 2001, the TXU ENSAVE Plan was merged into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       The plan is intended to be a participant-directed "individual account plan" under ERISA Section 404(c). As such, the fiduciaries of the Plan are not liable for any losses that are the direct and necessary result of participant investment decisions. Participation in the Plan by employees of the Employer-corporations who meet certain eligibility requirements is entirely voluntary.

       The Plan includes nine participant-directed investment options, or funds:

       o Common Stock of TXU Corp. (Common Stock of the Company) - invests exclusively in Common Stock of TXU Corp. (Company);

       o Interest Income Fund - invests in fixed-rate contracts with insurance companies and other financial institutions;

       o Bond Index Fund - purchases units in the Vanguard Total Bond Market Index Fund, Institutional shares;

       o Balanced Fund - purchases units in the Dreyfus Premier Balanced Fund, R Class, which consists primarily of investments in equity securities, fixed income securities and money market obligations;

       o Equity Income Fund - purchases units in the Fidelity Equity Income Fund, which consists primarily of income-producing equity securities;

       o Equity Index Fund - purchases units in the Vanguard Institutional Index Fund, which consists primarily of common stocks included in the Standard & Poor's 500 Index;

       o Equity Growth Fund - purchases units in the American Express AXP New Dimensions Fund (Class Y), which invests primarily in common stocks of companies showing potential for significant growth, and also invests in foreign securities and futures transactions;

       o Equity International Fund - purchases units in the American AAdvantage International Equity Fund, Institutional Class, which invests primarily in equity securities of foreign issuers; and

       o Equity Small Company Fund - purchases units in the MSIF Trust Small Cap Value Portfolio, which invests primarily in equity securities issued by companies with market capitalization within the range of the Frank Russell 2000 Index.

       Eligibility, Participation and Employee Savings - Effective January 1, 1998, any regular employee of an Employer-corporation, who was not on the TXU Gas Company payroll on December 31, 1997, was eligible to participate in the Plan upon employment. As a result of the merger of the TXU ENSAVE Plan into the Plan, effective December 31, 2001, employees who were on the TXU Gas Company payroll on December 31, 1997 became eligible to participate in the Plan.

       Under the Plan, except as limited by law, a participating employee may invest, through pretax salary deferrals or aftertax payroll deductions each payroll period, a specified amount ranging from 1% to 6% of regular salary or wages (Basic Employee Savings). Through December 31, 2001, participants electing the maximum Basic Employee Savings investment could also invest, through pretax or aftertax contributions each payroll period, an additional 1% to 10% of regular salary or wages (Supplemental Employee Savings). Effective January 1, 2002, employees who did not earn more than the Internal Revenue Service (IRS) threshold compensation limit used to determine highly compensated employees could contribute up to 14% of regular salary or wages as Supplemental Employee Savings. Effective June 1, 2002, subject to certain limitations, employees who did not exceed the IRS compensation threshold were permitted to invest up to 100% of regular salary or wages.

       Employer Matching Contributions - Through December 31, 2001, matching contributions to participant accounts by the Employer-corporations were made based on the participants' Basic Employee Savings and years of service as follows:

               Less than 10 years.......................................40%
               10 years but less than 25 years..........................50%
               25 years or more.........................................60%

       Effective January 1, 2002, employer matching contributions are made in an amount equal to 100% of Basic Employee Savings for those employees who elect to be covered under the cash balance formula of the TXU Retirement Plan, 75% of Basic Employee Savings for employees who elect to be covered under the traditional defined benefit formula of the TXU Retirement Plan, and 40%, 50% or 60% for employees covered under certain collective bargaining agreements. No employer contributions are made with respect to Supplemental Employee Savings.

       Investment of Funds - All employer matching contributions are invested in Common Stock of the Company. Each participant may invest, in 1% increments, in the various nine open investment options with respect to the investment of Basic and Supplemental Employee Savings. All assets of the Plan are held by the Trustee for the exclusive benefit of participants and their beneficiaries. Separate account records for each participant are maintained by the Trustee. The Trustee provides a summary of financial performance by investment fund directly to Plan participants.

       A participant may change selected investment options for Basic and Supplemental Employee Savings at any time by liquidating the investments attributable to Basic and Supplemental Employee Savings and reinvesting such amounts in other investment options as may be permitted under the Plan.

       A participant who has completed at least ten years of Plan participation and attained age 55 may annually instruct the Trustee to diversify up to 25% of such participant's employer matching contributions account (reduced by amounts previously so diversified) in the same proportion as the participant may diversify such Basic and Supplemental Employee Savings. At age 60 and thereafter, a participant may annually diversify up to 50% of such employer matching contributions account (reduced by amounts previously so diversified).

       Unit Values - Participants do not have beneficial ownership in specific securities or other assets in the various funds other than Common Stock of the Company, but have an interest therein represented by units valued as of the close of each business day. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the appropriate account is charged or credited with the number of units properly attributable to the participant.

       Voting of Common Stock - Each participant may give the Trustee confidential written instructions with respect to the voting, at any meeting of shareholders, of the Common Stock of the Company allocated to the participant's account. Effective January 1, 1993, the unallocated Common Stock of the Company held pursuant to the leveraged employee stock ownership component of the Plan may be voted by the Trustee at its discretion unless otherwise directed pursuant to a voting procedure agreement.

       Withdrawal from the Plan - Withdrawals from the Plan are governed by applicable IRS regulations and provisions of ERISA. Penalties may apply in certain instances.

       Participants are fully vested in all amounts in their accounts (i.e., pretax contributions, aftertax contributions, employer matching contributions, rollover contributions and all earnings and dividends thereon).

       A participant who terminates employment and has an account balance greater than $5,000 may retain the funds in the Plan or withdraw them at any time. Participants who terminate with balances equal to or less than $5,000 are required to receive a distribution after termination. To avoid taxation, the taxable portion of any withdrawal made upon termination may be rolled into an individual retirement account (IRA) or a qualified retirement plan sponsored by another employer.

       The IRS has established rules governing distributions from the Plan after the participant has attained 70 1/2 years of age.

       Employees may make full withdrawals from their employer matching contribution accounts at any time and for any reason. Employees may also make partial or full withdrawals from their rollover and aftertax contribution accounts at any time and for any reason. Employees may make withdrawals from pretax contribution accounts upon termination of employment, attainment of age 59 1/2 or after meeting certain qualifications as defined by the IRS based on hardship rules. Participants who complete hardship withdrawals may not contribute to the Plan for a period of 12 months. Effective June 1, 2002, this 12-month suspension is reduced to six months.

       Participants making withdrawals may choose from the following optional forms of payment: (a) shares of Common Stock of the Company and/or publicly traded fund units (to the extent permitted by the fund) credited to a participant's account; (b) single lump sum cash payment; or (c) a combination of
(a) and (b).

       In the event of a total withdrawal made after January 1, 1976, by a participant who was not 100% vested under provisions of the Plan prior to January 1, 1998, the participant may repay to the Plan the amount of such distribution at any time prior to the close of the Plan Year in which the participant has completed five consecutive Break-in-Service years and any amounts previously forfeited will be restored to the participant's account.

       Unclaimed Terminated Participants' Accounts - As a result of the merger of the TXU ENSAVE Plan into the Plan effective December 31, 2001, the Plan has a segregated account of amounts payable to terminated participants of the former Tax Reduction Act Stock Ownership Plan ("TRASOP") whom the Plan administrators have been unable to locate for more than one year from the date of termination. Included in net assets available for benefits as of December 31, 2001 was $945,078 of TRASOP unclaimed terminated participants' benefits. As of December 31, 2001, $386,771 was invested in the Mellon Bank Cash Management Fund, representing unclaimed dividends payable to terminated participants of the TRASOP. The Plan remains contingently liable to terminated participants for unclaimed cash and shares.

       Federal Income Taxes - The Company has been advised by the IRS that the Plan meets the requirements of Section 401(a) of the Code, as to form; that the trust established thereunder (Trust) is exempt from federal income taxes under
Section 501(a) of the Code; and that employer contributions paid to the Trust under the Plan are allowable federal income tax deductions to the Employer-corporations subject to the conditions and limitations of Section 404 of the Code.

       Based on the Code and regulations issued pursuant thereto:

       (a) Employer contributions under the Plan, and dividends, interest and other income from Trust assets are not taxable to the participant when received by the Trustee and credited to the participant's account.

       (b) Aftertax Basic and Supplemental Employee Savings are not deductible on the participant's federal income tax return.

       (c) Pretax Basic and Supplemental Employee Savings reduce a participant's gross compensation as reported on Form W-2 and are not taxable to the participant when received by the Trustee and credited to the participant's account.

       (d) Partial withdrawals of aftertax employee savings which were contributed to the Plan prior to January 1, 1987 represent a return of employee savings and are not taxable to the participant when withdrawn. Partial withdrawals of aftertax employee savings contributed to the Plan after December 31, 1986 are considered to include, for income tax purposes, an amount of taxable income.

       (e) A total withdrawal generally results in taxable income to the participant equal to the gross distribution less aftertax Basic and Supplemental Employee Savings. However, if the total withdrawal meets the lump sum distribution requirements of the
            Code: (i) any net unrealized appreciation in the value of distributable Common Stock of the Company from the time of distribution will be tax deferred; (ii) any additional appreciation in the value of Common Stock from the time of distribution to the time of stock sale or disposition will be treated as short-term or long-term capital gain depending on the period the participant holds such stock; and (iii) the taxable amount may be eligible for the special forward averaging provisions of the Code.

       (f) The taxable amount of a total or partial withdrawal may generally be rolled over to an IRA or other qualified plan and payment of taxes may thereby be deferred, subject to automatic income tax withholding of 20% on amounts not distributed in Common Stock of the Company. Effective January 1, 2002, nontaxable amounts also became eligible for rollover.

       (g) Generally, the taxable amount of an account, subject to withdrawal provisions, can be transferred directly to an IRA or other qualified plan and payment of taxes may thereby be deferred. Beginning in 2002, nontaxable direct transfers are also permitted.

       Participants are encouraged to determine in advance the effect on their federal income tax liability of receiving distributions from the Plan.

       Amendment, Modification, Suspension and Termination - It is the intention of the Company to continue the Plan indefinitely; however, the Company, by action of its Board of Directors, may amend, modify or suspend the Plan at any time, or from time to time, and may terminate the Plan at any time; and any Employer-corporation may withdraw from participation in the Plan at any time upon thirty days notice.

       In the event of termination of the Plan in whole or in part or termination of participation of any Employer-corporation, each participant in the Plan affected by such termination shall receive a distribution of the entire balance in the participant's account, whether derived from Basic and Supplemental Employee Savings or employer contributions.

2.     TRANSFER FROM TXU ENSAVE PLAN

       On February 12, 2001, the TXU Thrift Plan Committee approved the merger of the TXU ENSAVE Plan into the Plan effective December 31, 2001. The following net assets were transferred into the Plan from the TXU ENSAVE Plan effective December 31, 2001:


              Cash...........................................................   $     382,830
              Investments-- at fair value....................................      67,834,125
              Contributions receivable from Employer-corporations............           9,126
              Dividends and interest receivable..............................         307,798
              Investment in participant loans receivable.....................       1,307,912
                                                                                  -----------
                  Net assets available for benefits..........................     $69,841,791
                                                                                  ===========

       Included in the investments transferred at December 31, 2001, were 339,322 shares of common stock of Enserch Exploration, Inc. (EEX), with a fair value of $624,352. EEX is a former oil and gas exploration and production subsidiary of ENSERCH that was spun off immediately prior to the merger of ENSERCH with TXU Corp. in 1997. Participants may not make any additional investments in EEX common stock. The balance of this investment will be reduced as participants direct transfers or withdrawals from their account holdings.

       Effective December 31, 2001, participants of the former TXU ENSAVE Plan are entitled to all of the same rights and privileges as provided under the terms and provisions of the Plan.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

       Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

       Valuation of Investment Securities - Participant investments in all funds except for the Interest Income Fund are accounted for as units and stated at fair value based upon closing sales prices on recognized securities exchanges on the last business day of the fiscal year. The Interest Income Fund's insurance contracts and the financial institution investment contracts are stated at contract value. Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants. Fair value is estimated using discounted cash flows. Following is additional information reported in the aggregate for the Interest Income Fund:


       Contract value of assets as of December 31, 2001:             $72,097,748
       Fair value of assets as of December 31, 2001:                 $73,163,307
       Average yield of assets on December 31, 2001:                       5.92%
       Return on assets for 12 months ending December 31, 2001:            6.15%

The average yield of assets on December 31, 2000 was 6.51%. The return on assets for 12 months ending December 31, 2000 was 6.46%.

       Expenses - All costs and expenses of the Plan and its administration, except expenses incurred in the generation and administration of participant loans and in the acquisition or disposition of investments, are paid by the Employer-corporations.

       Reclassification - Certain previously reported amounts have been reclassified to conform to current presentations.

       New Accounting Pronouncements - On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires the recognition of derivatives in the balance sheet and the measurement of those instruments at fair value. Changes in the fair value of derivatives are recorded in earnings, unless (i) the normal purchase or sale exception or (ii) hedge accounting is elected. The Plan had no derivative financial instruments at December 31, 2001 and December 31, 2000, and does not currently engage in hedging activities. Adoption of SFAS No. 133 did not affect the Plan's statements of net assets or changes in net assets.

4.     LEVERAGED EMPLOYEE STOCK OWNERSHIP PROVISION

       In 1990, the Trustee, on behalf of the Plan, borrowed $250,000,000 in the form of a note payable from an outside lender and purchased 7,142,857 shares of Common Stock of the Company in connection with the leveraged employee stock ownership provision (LESOP) of the Plan. The note was purchased from the lender by the Company later in 1990. The note payable requires repayment of principal over 17 years beginning in 1998. At December 31, 2001 and 2000, the note payable bore interest at a fixed rate of 9.81% following its conversion in January 1992 from a variable rate to a fixed rate. The note payable is collateralized by 4,400,429 unallocated shares of Common Stock of the Company held by the Trustee at December 31, 2001.

       The LESOP shares are held by the Trustee until released and allocated to participants' accounts proportionally based on current debt service payments including interest to total debt service payments. Debt service payments are made by the Plan from dividends received on the unallocated shares and, if necessary, contributions from Employer-corporations. The market value of shares released reduces the cash requirements of the Employer-corporations for their funding obligation under the Plan. During the 2001 Plan year the number of LESOP shares released and allocated to participant accounts was 254,196 and during the 2000 Plan year the number of LESOP shares released and allocated to participant accounts was 247,384.

5.     INVESTMENTS

       Investments representing 5% or more of the Plan's net assets are as follows:

                                                                                       DECEMBER 31,
                                                                              -----------------------------
                                                                                  2001            2000
                                                                              ------------     ------------
       TXU Corp. common stock (2001-- 13,214,032 shares;
         2000-- 12,710,249 shares)*....................................       $623,041,609     $563,222,909
       Equity growth fund..............................................        125,433,714      127,697,073
       Guaranteed contracts............................................         48,648,855       46,352,255
       Equity income fund..............................................         88,198,740       81,535,672
       Equity index fund...............................................         82,263,303       76,153,912

       *Nonparticipant-directed

       During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated
(depreciated) in value as follows:

                                                                                  2001            2000
                                                                              ------------     ------------

       Common stock of TXU.............................................       $ 35,876,887     $114,628,771
       Mutual funds....................................................        (42,037,624)     (35,441,612)
       Guaranteed contracts............................................                 95             (405)
                                                                              ------------     ------------
                                                                              $ (6,160,642)    $ 79,186,754
                                                                              ============     ============

6.     NONPARTICIPANT-DIRECTED INVESTMENTS

       All employer matching contributions are invested in Common Stock of the Company and considered to be nonparticipant-directed investments. Changes in net assets relating to nonparticipant-directed investments is as follows:

                                                                                     DECEMBER 31,
                                                                            -------------------------------
                                                                                2001              2000
                                                                            ------------      -------------
        Investments-- TXU Corp. common stock..................              $623,041,609       $563,222,909
        Note payable..........................................              (244,413,000)      (247,182,000)
        Other ................................................                 8,164,897          7,016,927
                                                                            ------------      -------------
           Net assets available for benefits..................              $386,793,506       $323,057,836
                                                                            ============       ============

                                                                                2001              2000
                                                                            ------------      -------------
         Changes in net assets
           Additions:
               Dividends and interest.........................              $ 30,727,343       $ 30,217,713
               Contributions..................................                28,804,630         28,063,233
               Net appreciation in fair value.................                35,876,885        114,628,771
                                                                            ------------       ------------
                   Total additions............................                95,408,858        172,909,717

           Deductions:
               Distributions to participants..................                17,398,071         17,480,189
               Interest expense and other fees................                24,428,871         24,770,953
                                                                            ------------       ------------
                   Total deductions...........................                41,826,942         42,251,142

         Transfers for reinvestments-- net....................               (14,699,865)        (9,157,969)
         Other transfers......................................                24,853,619           (273,839)
                                                                            ------------       ------------
                   Total transfers............................                10,153,754         (9,431,808)
                                                                            ------------       ------------

         Net increase in net assets...........................              $ 63,735,670       $121,226,767
                                                                            ============       ============


7.     PARTICIPANT LOANS RECEIVABLE

       The Plan includes a loan feature allowing participants to borrow from their pretax employee savings and rollover accounts and repay the loan with aftertax payroll deductions. Participants are eligible to borrow up to 50% of their vested pretax and rollover account balances, including employer matching contributions, with the minimum amount of a loan being $1,000 and the maximum being $50,000. Participants may repay the loan back into their account(s) over a period from one to five years for a general purpose loan, and the shorter of 15 years or their remaining mortgage term for a primary home loan. The rate of interest charged is the Trustee's current prime lending rate plus 2.0%. During 2001 the interest rate ranged from 6.75% to 11.50%.

8.  OTHER ITEMS

       During 1998, the IRS notified the Plan committee that the Plan would be under examination. The Plan years subject to examination are the Plan years ending with or within the tax years ending December 31, 1994, 1995, and 1996. The IRS has not notified the Company of any adverse issues concerning the Plan.

                   TXU THRIFT PLAN - SUPPLEMENTAL INFORMATION

                     FORM 5500, SCHEDULE H, PART IV, LINE 4I

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR),

                                DECEMBER 31, 2001

                              Description of Investment,
Identity of Issue,            Including Collateral, Rate of
Borrower, Lessor,             Interest, Maturity Date, Shares,
or Similar Party              Units, Par or Maturity Value                          Cost           Current Value(1)
-------------------           ---------------------------------                  -------------     ----------------

COMMON STOCK
Common Stock(4)
TXU(2)                        13,214,032 shares, no par value                    $ 510,520,601      $   623,041,609

EEX                           339,322 shares, par value $1.00 per share                                     624,352

Money Market Funds
Mellon Bank, N.A.(2)          Cash management fund -
                              1,049,028 units                                                             1,049,028
                                                                                                    ---------------
          TOTAL COMMON STOCK                                                                            624,714,989
                                                                                                    ---------------

BOND INDEX FUND

Vanguard Total Bond Market
Index Institutional Fund      2,463,296 units                                                            24,977,830
                                                                                                    ---------------

INTEREST INCOME FUND

Value of Interest in General Accounts
The Hartford Life
Insurance Company             Contract No. GA-10521, 5.92%, due 2005                                      2,648,143

New York Life
Insurance Company             Contract No. GA-30839, 6.19%, due 2005                                      1,246,251

John Hancock
Life Insurance Company        Contract No. GAC-8897, 7.01%, due 2003                                      1,285,532

Protective Life
Insurance Company             Contract No. GA-1427, 5.96%, due 2002                                       2,033,909

Life of Virginia              Contract No. GS-3154, 6.07%, due 2002                                       2,582,042

Principle Mutual Life         Contract No. 4368431, 5.95%, due 2003                                       2,364,393

Combined Life Insurance
Company of America            Contract No. CG-1113, 6.02%, due 2003                                       2,095,754

Ohio National Life
Insurance Company             Contract No. GP-5258, 5.81%, due 2002                                       2,004,337

Travelers
Insurance Company             Contract No. GR-17065, 5.32%, due 2003                                      1,263,923



                                       12

(TABLE CONTD)

                              Description of Investment,
Identity of Issue,            Including Collateral, Rate of
Borrower, Lessor,             Interest, Maturity Date, Shares,
or Similar Party              Units, Par or Maturity Value                                          Current Value(1)
-------------------           ---------------------------------                                     ---------------

Travelers
Insurance Company             Contract No. GR-18039, 5.90%, due 2006                                      1,802,724

Transamerica Occidental
Insurance Company             Contract No. 51492, 6.33%, due 2001                                         1,259,706

John Hancock
Insurance Company             Contract No. 15039, 6.99%, due 2005                                         1,405,968

Security Life Denver
Insurance Company             Contract No. SA 323, 4.28%, due 2006                                        2,524,229

Rabobank Nederland            Contract No. TXU 089901, 6.67%, due 2003                                    1,488,075

Bank of America, N.A.         Contract No. 01-107, 5.42%, due 2007                                        2,004,661

Bank of America, N.A.         Contract No. 01-117, 5.84%, due 2008                                        2,002,486
                                                                                                    ---------------
          Total Value of Interest in General Accounts                                                    30,012,133
                                                                                                    ---------------

Money Market Funds
Mellon Bank, N.A.(2)          Cash management fund -
                              2,913,137 units                                                             2,913,137
                                                                                                    ---------------
United States Government Obligations
FNMA/FHLMC                    15,040,534 units                                                           15,040,534
                                                                                                    ---------------

Other
Monumental Manager
Trust                         Contract No. BDA-00284TR, 6.80%:

                              NTQA Multiple Mortgage-Backed Securities
                                  Bond Index Fund                                                         4,826,389

                              NTQA Multiple Asset-Backed Securities
                                  Bond Index Fund                                                         7,239,583

                              NTQA Multiple Short-Term Government
                                  Bond Index Fund                                                         2,413,195

                              NTQA Multiple Intermediate Government
                                  Bond Index Fund                                                         1,206,597

                              NTQA Multiple Intermediate Corporate
                                  Bond Index Fund                                                         8,446,180
                                                                                                    ---------------

         Total Other                                                                                     24,131,944
                                                                                                    ---------------
         TOTAL INTEREST INCOME FUND                                                                      72,097,748
                                                                                                    ---------------


                                       13

(TABLE CONTD)

                              Description of Investment,
Identity of Issue,            Including Collateral, Rate of
Borrower, Lessor,             Interest, Maturity Date, Shares,
or Similar Party              Units, Par or Maturity Value                                          Current Value(1)
-------------------           ---------------------------------                                     ---------------

EQUITY INCOME FUND
Fidelity Equity
Income Fund                   1,808,463 units                                                            88,198,740
                                                                                                    ---------------


EQUITY INDEX FUND
Vanguard Institutional
Index Fund                    784,281 units                                                              82,263,303
                                                                                                    ---------------

EQUITY INTERNATIONAL FUND
American AAdvantage International
Institutional Fund            568,983 units                                                               8,159,209
                                                                                                    ---------------

EQUITY SMALL COMPANY FUND
MAS Small Cap Value
Institutional Fund            752,645 units                                                              13,261,614
                                                                                                    ---------------

BALANCED FUND
Dreyfus Premier Balanced
Fund                          2,174,456 units                                                            28,246,179
                                                                                                    ---------------

EQUITY GROWTH FUND
American Express AXP New
Dimensions Y-Class Fund       5,103,080 units                                                           125,433,714
                                                                                                    ---------------


LOAN FUND
Participant Loans
Receivable(3)                                                                                            32,282,799
                                                                                                    ---------------

                              TOTAL ALL FUNDS                                                       $ 1,099,636,125
                                                                                                    ===============


-----------------
(1) Current value for the Interest Income Fund is based on contract value.
(2) Party-in-Interest
(3) The rate of interest charged is the Trustee's current prime lending rate plus 2.0%. During 2001, the rate of interest charged ranged from 6.75% to 11.50%. Maturities range from one to five years for general purpose loans and up to 15 years for a primary home loan.
(4) Nonparticipant-directed

                   TXU THRIFT PLAN - SUPPLEMENTAL INFORMATION

                     FORM 5500, SCHEDULE H, PART IV, LINE 4J

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2001

Transactions involving an amount in excess of 5% of the fair value of beginning plan assets:


                                                                                          Current Value
                                                                                             of Asset
  Identity of      Description       Purchase     Selling    Expense Incurred   Cost of   on Transaction
 Party Involved     of Asset          Price       Price      with Transaction    Asset         Date        Net Gain
 --------------     --------          -----       -----      ----------------    -----         ----        --------


Exceeding 5% of Plan Assets (in the Aggregate):

Series of
Transactions:
     Various     TXU Corp. Stock    $46,144,973     --              --        $46,144,973   $46,144,973       --

     Various     TXU Corp. Stock        --      $42,265,467         --        $37,677,271   $42,265,467   $4,588,196

     Mellon      Cash Management
   Bank, N.A.(1)      Fund          $73,762,968     --              --        $73,762,968   $73,762,968       --

     Mellon      Cash Management
   Bank, N.A.(1)     Fund              --      $77,884,723         --        $77,884,723   $77,884,723       --

-------------------

(1)    Party-in-Interest

INDEPENDENT AUDITORS' REPORT

TXU THRIFT PLAN COMMITTEE
TXU THRIFT PLAN:

We have audited the accompanying statements of net assets available for benefits of the TXU Thrift Plan (Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets (held at end of year) at December 31, 2001 and (2) reportable transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic 2001 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
July 5, 2002

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the TXU Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                TXU THRIFT PLAN


                                   By          /s/ Robert L. Turpin
                                     --------------------------------------
                                     Robert L. Turpin, Assistant Secretary
                                           TXU Thrift Plan Committee





July 15, 2002